Mail Stop 6010

August 14, 2006

Mr. John Ornell
Chief Financial Officer
Waters Corporation.
34 Maple Street
Milford, Massachusetts 01757

> **Re: Waters Corporation**
> **Form 10-K for the Year Ended December 31, 2005 and related filings**
> **Forms 10-Q for the Quarter Ended March 31, 2006 and June 30, 2006**
> **File No. 001-14010**

Dear Mr.Ornell:

   We have reviewed your filings and your response letter dated August 10, 2006 and we have the following comment. We have limited our review of your filing to those items we have addressed in our comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended June 30, 2006

Item 2. Management's Discussion and Analysis of Financial Condition, page 20

1.   We note that you present certain non-GAAP financial measures such as sales and percentage growth in sales in constant currencies. Please respond to the following:

- Tell us how the non-GAAP measures you present comply with Item 10(e)(1)(ii)(B) of Regulation S-K which indicates that non-GAAP performance measures should not eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.
- Provide to us and revise future filings to include a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. Refer to Item 10(e) of Regulation S-K and Frequently Asked Questions No. 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
- Revise future filings to include an enhanced discussion of why you believe that these non-GAAP measures are useful to investors and to address the factors outlined in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3671 if you have questions regarding these comments.

                                                Sincerely,

                                                Martin F. James
                                                Senior Assistant Chief Accountant